UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LDR HOLDING CORPORATION

(Name of Subject Company)

LH MERGER SUB, INC.

(Offeror)

an indirect wholly owned subsidiary of

ZIMMER BIOMET HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

50185U105

(CUSIP Number of Class of Securities)

Zimmer Biomet Holdings, Inc.

Attention: Chad F. Phipps, Esq.

345 East Main Street

Warsaw, IN 46580

(574) 267-6131

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,140,769,707	$114,876(3)

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 29,316,875 shares of common stock, par value $0.001 per share, of LDR Holding Corporation (“LDR”) multiplied by the offer price of $37.00 per share, (ii) the net offer price for 1,793,063 shares issuable pursuant to outstanding options with an exercise price less than $37.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $37.00 minus the weighted average exercise price for such options of $23.14 per share), (iii) 432,909 shares subject to issuance pursuant to restricted stock units multiplied by the offer price of $37.00 per share, (iv) 372,549 shares subject to issuance pursuant to outstanding performance-based restricted stock units multiplied by the offer price of $37.00 per share and (v) 37,609 shares subject to issuance upon the exercise and subsequent conversion of outstanding warrants to purchase capital stock of LDR Médical S.A.S, a subsidiary of LDR, multiplied by the offer price of $37.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of June 10, 2016, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.
(3)	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$114,876	Filing Party:	Zimmer Biomet Holdings, Inc. and LH Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 14, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2016 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed with the SEC on June 27, 2016, the “Schedule TO”) by LH Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Zimmer Biomet Holdings, Inc., a Delaware corporation (“Parent”), and Parent, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of LDR Holding Corporation, a Delaware corporation (“LDR”), for a price of $37.00 per share, net to the seller in cash, without interest, less any deductions or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal that accompanies the Offer to Purchase, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase. All information regarding the Offer as set forth in the Schedule TO, including all schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

At midnight, New York City Time, on July 13, 2016 (one minute after 11:59 p.m., New York City time, on July 12, 2016), the Offer expired as scheduled and was not extended. The Depositary has advised Parent and Purchaser that, as of the Expiration Date, a total of 24,278,729 Shares (not including Shares tendered by Notice of Guaranteed Delivery) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 82.7% of the then outstanding Shares. The number of Shares tendered (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary pursuant to such procedures) satisfies the Minimum Condition. The Depositary also has advised Parent and Purchaser that, as of the Expiration Date, Notices of Guaranteed Delivery had been delivered for 1,826,189 Shares, representing approximately 6.2% of the then outstanding Shares. All conditions to the Offer having been satisfied, on July 13, 2016, Purchaser accepted for payment, and is required to promptly pay for, all Shares that were validly tendered and not properly withdrawn prior to the Expiration Date.

As a result of its acceptance of Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of LDR. In accordance with Section 251(h) of the DGCL, Parent and Purchaser intend to complete the acquisition of LDR as promptly as practicable pursuant to the terms of the Merger Agreement and without a meeting of the stockholders of LDR. At the Merger Effective Time, each Share issued and outstanding immediately prior to the Merger Effective Time will be canceled and each such Share (other than treasury Shares held by LDR, any Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent or LDR and any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) will be converted into the right to receive an amount equal to the Offer Price, without interest and less any deductions or withholding of taxes required by applicable law.

Following the Merger, Parent will cause LDR to delist the Shares from the NASDAQ Global Select Market and take steps to cause the termination of the registration of the Shares under the Exchange Act.

On July 13, 2016, Parent issued a press release announcing the expiration of the Offer. The press release is attached as Exhibit (a)(5)(N) hereto and is incorporated herein by reference.

Item 12. Exhibits.

(a)(5)(N)	Press Release issued by Zimmer Biomet Holdings, Inc. on July 13, 2016.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 13, 2016

LH MERGER SUB, INC.

By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Senior Vice President and Secretary

ZIMMER BIOMET HOLDINGS, INC.

By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 14, 2016.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on June 14, 2016.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Zimmer Biomet Holdings, Inc. and LDR Holding Corporation on June 7, 2016, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(B)	Slide Presentation for Analyst and Investor Call held on June 7, 2016, originally filed as Exhibit 99.2 to the Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(C)	Letter to Zimmer Biomet Holdings, Inc.’s U.S. Sales Management and Distributors issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(D)	Letter to LDR Holding Corporation’s Team Members issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(E)	Letter to LDR Holding Corporation’s U.S. Sales Management and Direct Sales Representatives issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(F)	Letter to Zimmer Biomet Holdings, Inc.’s Consultants issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(G)	Letter to Zimmer Biomet Holdings, Inc.’s Team Members issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(H)	Letter to Zimmer Biomet Holdings, Inc.’s Customers issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(I)	Frequently Asked Questions for Zimmer Biomet Holdings, Inc.’s Spine Team Members issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(J)	Letter to LDR Holding Corporation’s U.S. Distributors issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(K)	Transcript of Analyst and Investor Call conducted by Zimmer Biomet Holdings, Inc. and LDR Holding Corporation on June 8, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 8, 2016, which is incorporated herein by reference.

(a)(5)(L)	Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 10, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 10, 2016, which is incorporated herein by reference.

(a)(5)(M)	Press Release issued by Zimmer Biomet Holdings, Inc. on June 27, 2016, originally filed as Exhibit (a)(5)(M) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Zimmer Biomet Holdings, Inc. on June 27, 2016.

(a)(5)(N)	Press Release issued by Zimmer Biomet Holdings, Inc. on July 13, 2016.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 6, 2016, by and among Zimmer Biomet Holdings, Inc., LH Merger Sub, Inc. and LDR Holding Corporation, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated as of March 21, 2016, by and between Zimmer Biomet Holdings, Inc. and LDR Holding Corporation.

(d)(3)	Exclusivity Agreement, dated as of May 4, 2016, by and between Zimmer Biomet Holdings, Inc. and LDR Holding Corporation.

(d)(4)	Letter Agreement Regarding Extension of Exclusivity Period, dated as of June 3, 2016, by and between Zimmer Biomet Holdings, Inc. and LDR Holding Corporation.

(d)(5)	Employment Agreement, dated as of June 6, 2016, by and between Zimmer Biomet Holdings, Inc. and Christophe Lavigne.

(d)(6)	Employment and Consulting Engagement, dated as of June 6, 2016, by and between Zimmer Biomet Holdings, Inc. and Patrick Richard.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.